UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021
Commission File Number: 001-36897

FIRSTSERVICE CORPORATION
(Translation of registrant's name into English)

1255 Bay Street, Suite 600
Toronto, Ontario, Canada
M5R 2A9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [  ]      No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into FirstService Corporation’s registration statement on Form F-10 (File no. 333-242497)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRSTSERVICE CORPORATION
(Registrant)

Date: April 7, 2021	/s/ Jeremy Rakusin
Jeremy Rakusin
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	99.1 Report of Voting Results from Annual and Special Meeting of Shareholders held on April 6, 2021.
99.2	99.2 Press Release regarding Announcement of Election of Directors and Other Results dated April 7, 2021.